UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)

                                  LODGIAN, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    54021P106
                                 (CUSIP Number)

                             Edgecliff Holdings, LLC
                         Casuarina Cayman Holdings Ltd.
                            Edgecliff Management, LLC
                        1994 William J. Yung Family Trust
                                   Joseph Yung
                                 William J. Yung
            The 1998 William J. Yung and Martha A. Yung Family Trust
                               207 Grandview Drive
                          Fort Mitchell, Kentucky 41017
                            Attn: Mr. William J. Yung

                                 with a copy to:

                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                             New York, NY 10019-6064
                           Attn: James M. Dubin, Esq.

                                October 16, 2000
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  Edgecliff Holdings, LLC ("Edgecliff"), Casuarina Cayman Holdings Ltd. ("Casuarina"), Edgecliff Management, LLC ("Management"), the 1994 William J. Yung Family Trust (the "1994 Trust"), William J. Yung, Joseph Yung, and The 1998 William J. Yung and Martha A. Yung Family Trust (the "1998 Trust") (collectively, the "Reporting Persons") hereby amend the report on Schedule 13D filed by certain of the Reporting Persons on October 19, 1999, as amended by Amendment No. 1 filed on November 12, 1999, as amended by Amendment No. 2 filed on November 16, 1999, as amended by Amendment No. 3 filed on November 22, 1999, as amended by Amendment No. 4 filed on December 29, 1999, as amended by Amendment No. 5, filed on January 18, 2000, as amended by Amendment No. 6 filed on April 7, 2000, as amended by Amendment No. 7 filed on April 18, 2000, as amended by Amendment No. 8 filed on May 4, 2000, as amended by Amendment No. 9 filed on May 30, 2000, as amended by Amendment No. 10 filed on July 14, 2000, as amended by Amendment No. 11 filed on July 19, 2000, as amended by Amendment No. 12 filed on July 20, 2000, as amended by Amendment No. 13 filed on August 22, 2000, as amended by Amendment No. 14 on August 31, 2000, as amended by Amendment No. 15 filed on September 8, 2000, as amended by Amendment No. 16 filed on September 18, 2000 and as amended by Amendment No. 17 filed on October 5, 2000 (the "Schedule 13D"), in respect of the common stock, par value $.01 per share, of Lodgian, Inc., a Delaware corporation ("Lodgian"), as set forth below.

Item 1.           SECURITY AND ISSUER.
                  -------------------

                  Unchanged

Item 2.           IDENTITY AND BACKGROUND.
                  -----------------------

                  Unchanged.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  -------------------------------------------------

                  The information below supplements the information previously reported in item 3.

                  As described in Item 4 below, Edgecliff has proposed, subject to due diligence and other customary conditions, to acquire Lodgian for $5.00 per share (the "Edgecliff Offer"). The Edgecliff Offer would be funded through a combination of cash from Edgecliff and its affiliates, preferred equity financing from DLJ Real Estate Capital Partners, Inc. ("DLJ") and debt financing raised by Lehman Brothers Inc. ("Lehman"). Edgecliff and an affiliate have entered into separate agreements with each of DLJ (the "DLJ Agreement") and Lehman (the "Lehman Agreement") relating to the Edgecliff Offer. Copies of the DLJ Agreement and the Lehman Agreement are attached hereto as Exhibits 29 and 30, respectively, and are incorporated herein by reference. The above descriptions of the DLJ Agreement and the Lehman Agreement are qualified in their entirety by reference to the terms of the respective agreements.

Item 4.           PURPOSE OF TRANSACTION.
                  ----------------------

                  The information below supplements the information previously reported in item 4.

                  On October 15, 2000, Edgecliff delivered a letter to Lodgian in which it offered to acquire Lodgian for $5.00 per share of common stock, subject to due diligence and other customary conditions. A copy of the letter is attached hereto as Exhibit 31 and is incorporated herein by reference. The above description of the letter is qualified in its entirety by reference to the letter.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.
                  ------------------------------------

                  Unchanged.

Item 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  -------------------------------------------------------------
                  RESPECT TO SECURITIES OF THE ISSUER.
                  -----------------------------------

                  Unchanged.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  --------------------------------

                  The Exhibit Index incorporated by reference in Item 7 of the
Schedule 13D is hereby supplemented by adding the following to the end thereof.


         29.               DLJ Agreement.

         30.               Lehman Agreement.

         31.               Letter, dated October 16, 2000.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 17, 2000

                              EDGECLIFF HOLDINGS, LLC


                              By:  /s/ William J. Yung
                                   ---------------------------------------
                                   Name:   William J. Yung
                                   Title:  President


                              CASUARINA CAYMAN HOLDINGS LTD.


                              By:  /s/ William J. Yung
                                   ---------------------------------------
                                   Name:   William J. Yung
                                   Title:  President


                              EDGECLIFF MANAGEMENT, LLC


                              By:  /s/ William J. Yung
                                   ---------------------------------------
                                   Name:   William J. Yung
                                   Title:  President


                              1994 WILLIAM J. YUNG FAMILY TRUST

                                   By:  The Fifth Third Bank,
                                          as Trustee


                                   By:  /s/ Timothy A. Rodgers
                                        ----------------------------------
                                        Name:   Timothy A. Rodgers
                                        Title:  Trust Officer

                              /s/ Joseph Yung
                              --------------------------------------------
                              Joseph Yung


                              /s/ William J. Yung
                              --------------------------------------------
                              William J. Yung


                              THE 1998 WILLIAM J. YUNG AND MARTHA A. YUNG FAMILY TRUST


                                   By:  The Fifth Third Bank,
                                          as Trustee


                                   By:  /s/ Timothy A. Rodgers
                                        ----------------------------------
                                        Name:   Timothy A. Rodgers
                                        Title:  Trust Officer

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT                    DESCRIPTION
-------                    -----------

1. Engagement Letter between Casuarina Cayman Holdings Ltd. and Greenhill & Co., LLC, dated November 10, 1999. 1/

2. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 16, 1999. 2/

3. Letter to Casuarina Cayman Holdings Ltd. from Lodgian, Inc., dated November 19, 1999. 3/

4. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 22, 1999. 3/

5. Joint Filing Agreement, dated November 22, 1999, among Casuarina Cayman Holdings Ltd., the 1994 William J. Yung Family Trust, Joseph Yung and William
                           J. Yung. 3/

6. Joint Filing Agreement, dated December 29, 1999, among Edgecliff Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff Management, LLC, 1994 William J. Yung Family Trust, Joseph Yung, William J. Yung and The 1998 William J. Yung and Martha A. Yung Family Trust. 4/

7. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated January 18, 2000. 5/

-------------------------
1/       Filed as an Exhibit to Amendment No. 1 to the Schedule 13D.

2/       Filed as an Exhibit to Amendment No. 2 to the Schedule 13D.

3/       Filed as an Exhibit to Amendment No. 3 to the Schedule 13D.

4/       Filed as an Exhibit to Amendment No. 4 to the Schedule 13D.

5/       Filed as an Exhibit to Amendment No. 5 to the Schedule 13D.

8. Joint Filing Agreement, dated January 18, 2000, among Edgecliff Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff Management, LLC, 1994 William J. Yung Family Trust, Joseph Yung, William J. Yung and The 1998 William J. Yung and Martha A. Yung Family Trust. 5/

9.                         Complaint, dated April 7, 2000. 6/

10.                        Motion, dated April 7, 2000. 6/

11. Joint Filing Agreement, dated April 7, 2000, among Edgecliff Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff Management, LLC, 1994 William J. Yung Family Trust, Joseph Yung, William J. Yung and The 1998 William J. Yung and Martha A. Yung Family Trust. 6/

12. Notice of Edgecliff Holdings, LLC to Lodgian, Inc., dated April 18, 2000. 7/

13. Preliminary Proxy Statement of Edgecliff Holdings, LLC filed with the Securities and Exchange Commission on April 18, 2000. 7/

14. Stockholder Request Letter to Lodgian, Inc. from Edgecliff Holdings, LLC, dated April 18, 2000. 7/

15. Amendment No. 1 to Preliminary Proxy Statement of Edgecliff Holdings, LLC filed with the Securities and Exchange Commission on May 4, 2000. 8/

16. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated July 13, 2000. 9/

17.                        Press Release issued by Lodgian, Inc., dated July 17,
                           2000. 10/

-------------------------
5/       Filed as an Exhibit to Amendment No. 5 to the Schedule 13D.

6/       Filed as an Exhibit to Amendment No. 6 to the Schedule 13D.

7/       Filed as an Exhibit to Amendment No. 7 to the Schedule 13D.

8/       Filed as an Exhibit to Amendment No. 8 to the Schedule 13D.

9/       Filed as an Exhibit to Amendment No. 10 to the Schedule 13D.

10/      Filed as an Exhibit to Amendment No. 11 to the Schedule 13D.

18. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated July 17, 2000. 10/

19.                        Complaint, dated July 19, 2000. 11/

20.                        Motion, dated July 19, 2000. 11/

21.                        Lodgian Complaint, dated August 16, 2000. 12/

22. Definitive Proxy Statement of Edgecliff Holdings, LLC filed with the Securities and Exchange Commission on August 31, 2000. 13/

23.                        Press Release, dated August 31, 2000. 13/

24.                        Motion to Dismiss, dated September 7, 2000. 14/

25.                        Additional Soliciting Material. 15/

26.                        Additional Soliciting Material. 15/

27.                        Press Release, dated October 3, 2000. 16/

28.                        Additional Soliciting Material. 16/

29.                        DLJ Agreement. 17/

30.                        Lehman Agreement. 17/

31.                        Letter, dated October 16, 2000. 17/

-------------------------
10/      Filed as an Exhibit to Amendment No. 11 to the Schedule 13D.

11/      Filed as an Exhibit to Amendment No. 12 to the Schedule 13D.

12/      Filed as an Exhibit to Amendment No. 13 to the Schedule 13D.

13/      Filed as an Exhibit to Amendment No. 14 to the Schedule 13D.

14/      Filed as an Exhibit to Amendment No. 15 to the Schedule 13D.

15/      Filed as an Exhibit to Amendment No. 16 to the Schedule 13D.

16/      Filed as an Exhibit to Amendment No. 17 to the Schedule 13D.

17/      Filed herewith.